REDCORP

02028493

02 APR 17

FILE No. 82-1824

NEWS RELEASE

April 3, 2002

News Release 02-03

SUPPL

FURTHER DEVELOPMENTS FOR TULSEQUAH PROJECT

On March 27 the province of BC filed an application to the Supreme Court of Canada for leave to appeal part of the order of the recent Court of Appeal decision of January 31 2002. The grounds presented by the province's application are that the "*Court of Appeal erred in law in ordering that the Crown in right of the Province of British Columbia owe the Taku River Tlingit First Nation a constitutional and fiduciary duty to consult in order to substantially address the concerns of the Tlingit, prior to the establishment of the Tlingit's contested asserted aboriginal rights.*" The grounds further state that even if such duty was found to exist, it was fulfilled.

The province has not sought to stay the Court of Appeal decision which ordered the Tulsequah Project to be remitted immediately to the responsible Ministers for a new decision on a Project Approval Certificate, with the added requirement to consider the potential for infringement of the asserted rights of the Tlingit. It is expected that the project will be remitted to the Ministers once the final order of the Court of Appeal decision is entered.

Redfern Resources Ltd, Redcorp's wholly owned subsidiary, owns the high grade Tulsequah zinc-copper-silver-gold project that has been in care and maintenance since June 2000 when the original Project Approval Certificate ("PAC") was quashed. Receipt of a new PAC would allow the project to advance towards development.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Terence Chandler, President

REDCORP VENTURES LTD.

Box 40, Suite 900, 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2
Tel: 604 669 4775 • Fax: 604 669 5330